Filed pursuant to Rule 433
Registration No. 333-111792
Air Products and Chemicals, Inc
FINAL TERM SHEET
February 1, 2008
4.15% Senior Notes Due 2013

Issuer:	Air Products and Chemicals, Inc.

Principal Amount:	$300,000,000

Expected Ratings:	A2/A (Stable/Stable)

Trade Date:	February 1, 2008

Settlement Date (T+3):	February 6, 2008

Final Maturity Date:	February 1, 2013

Interest Payment Dates:	February 1 and August 1

First Interest Payment Date:	August 1, 2008

Call Provisions:	Redeemable at any time at an amount equal to the principal amount plus a make whole premium, using a discount rate of Treasury plus 0.25%

Coupon:	4.15%

Re-offer Spread to Benchmark Treasury:	+ 150 bps

Benchmark Treasury and Yield:	2.875% due January 2013: 2.690%

Yield to Maturity:	4.190%

Price to Public:	99.822%

CUSIP/ISIN:	009163 AA4 / US009163AA44
Joint Book-Running Managers: Barclays Capital and Goldman, Sachs & Co.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:
Barclays Capital Inc. 1-888-227-2275 Ext. 2663 (toll free)
Goldman, Sachs & Co. 1-866-471-2526 (toll free)
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.